

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 12, 2008

<u>via U.S. Mail</u>

Paul H. Metzinger
President, Chief Executive Officer and acting Chief Financial Officer
Vyta Corp.
370 17th Street, Suite 3640
Denver, CO 80202

>   **Re: Vyta Corp.**
>   **Post-Effective Amendment No. 1 to Registration Statement**
>   **on Form S-1**
>   **Filed February 22, 2008**
>   **File No. 333-132797**
>
>   **Form 10-KSB for the fiscal year ended June 30, 2007**
>   **Filed October 15, 2007**
>   **File No. 033-19598**
>
>   **Form 10-QSB for the quarter ended September 30, 2007**
>   **Filed November 19, 2007**
>   **File No. 033-19598**
>
>   **Form 10-QSB for the quarter ended December 31, 2007**
>   **Filed February 14, 2008**
>   **File No. 033-19598**

Dear Mr. Metzinger:

    We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

1.   We note that your investments in unconsolidated investees and the related note and advances receivable constitute a significant portion of your assets, as reflected on your balance sheet at June 30, 2007. Please explain why you should not be considered an "investment company" under the Investment Company Act of 1940 and therefore subject to registration and regulation under the Investment Company Act. In addition, if you believe that you are able to rely on one of the exclusions from the definition of "investment company" set forth in the Investment Company Act, please provide a written legal and factual analysis in support of that claim.

Annual Report on Form 10-KSB for the Fiscal Year Ended June 30, 2007

Item 8A. Controls and Procedures

Controls and Procedures, page 28

2.   We note your disclosure that your disclosure controls and procedures were not effective as of June 30, 2007, and your disclosure regarding the remedial measures that you initiated and planned to undertake to address the deficiency. Please expand your disclosure here and in your quarterly reports for the quarters ended September 30, 2007 and December 31, 2007 to address whether there is an established timeline for implementing such remedial measures. In addition, please expand your disclosure in your annual report and such quarterly reports to identify the remedial actions that you have taken and to provide quantitative information regarding the cost of such remedial actions.

3.   As this is not an element of disclosure controls and procedures, please delete the last paragraph which states that you believe that the consolidated financial statements included in the report fairly present, in all material respects, your consolidated financial condition and results of operations as of and for the year ended June 30, 2007

Quarterly Reports on Form 10-QSB for the Quarters Ended September 30, 2007 and
December 31, 2007

4.   We note your disclosure that your officers have concluded that your disclosure
controls and procedures were effective as of the end of the period covered by this
quarterly report on Form 10-QSB in alerting them, on a timely basis, to material
information required to be included in your periodic SEC filings and to ensure
that information required to be disclosed in your periodic SEC filings is
accumulated and communicated to the your management, including your
President and Chief Financial Officer, to allow timely decisions regarding
required disclosure.

Please expand your disclosure to state, if true, that such officers have also
concluded that your disclosure controls and procedures were effective as of the
end of the relevant quarter to ensure that information required to be disclosed by
you in the reports that you file or submit under the Exchange Act is recorded,
processed, summarized and reported, with the time periods specified in the
Commission's rules and forms.

5.   We note your disclosure in your annual report on Form 10-KSB for your fiscal
year ended June 30, 2007 that you had initiated and planned to undertake changes
to your internal control over financial reporting to remediate the identified
deficiency and to strengthen your internal control processes, including the seeking
of additional accounting staff and/or consultation with outside consultants. In
light of such disclosure, please explain to us why you have disclosed in your
subsequent quarterly reports that there have been no changes during the relevant
quarters to your internal control over financial reporting that have materially
affected, or are reasonably likely to materially affect, your internal controls over
financial reporting.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: L. Nicholson

        <u>via facsimile</u>

        Robert Ahrenholz, Esq.
        (303) 292-7799